UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)


                           COUGAR BIOTECHNOLOGY, INC.
          ------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   222083 10 7
          ------------------------------------------------------------
                                 (CUSIP Number)


                           Lindsay A. Rosenwald, M.D.
                        Horizon BioMedical Ventures, LLC
                    c/o Paramount BioCapital Investments, LLC
                         787 Seventh Avenue, 48th Floor
                               New York, NY 10019
                                 (212) 554-4300
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized To Receive Notices and Communications)


                                  April 3, 2006
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages

CUSIP No. 222083 10 7             SCHEDULE 13D                 Page 2 of 6 pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      OO (shares held by the Reporting Persons prior to Cougar's merger)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
NUMBER OF          7.    SOLE VOTING POWER
SHARES
BENEFICIALLY             3,470,442
OWNED              -------------------------------------------------------------
BY EACH            8.    SHARED VOTING POWER
REPORTING
PERSON                   0
WITH               -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER

                         3,470,442
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,470,442
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      70.93%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

CUSIP No. 222083 10 7             SCHEDULE 13D                 Page 3 of 6 pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Horizon BioMedical Ventures, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      OO (shares held by the Reporting Persons prior to Cougar's merger)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF          7.    SOLE VOTING POWER
SHARES
BENEFICIALLY             3,184,903
OWNED              -------------------------------------------------------------
BY EACH            8.    SHARED VOTING POWER
REPORTING
PERSON                   0
WITH               -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER

                         3,184,903
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,184,903
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      69.13%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO (Limited Liability Company)
--------------------------------------------------------------------------------

                                                               Page 4 of 6 pages

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Cougar Biotechnology, Inc., a Delaware corporation ("Cougar" or the "Company"). The address of the Company's principal executive offices is 10990 Wilshire Blvd., Suite 1200, Los Angeles, CA 90024.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Lindsay A. Rosenwald, M.D. and Horizon BioMedical Ventures, LLC ("Horizon," and collectively with Dr. Rosenwald, the "Reporting Persons").

(b) The principal business address for Dr. Rosenwald and Horizon is 787 Seventh Avenue, 48th Floor, New York, NY 10019.

(c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager for Paramount BioCapital, Inc. and certain affiliates, each located at 787 Seventh Avenue, 48th Floor, New York, NY 10019. Horizon Biomedical Ventures is an investment fund focused on therapeutic biotechnology companies.

(d), (e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Rosenwald is a citizen of the United States. Horizon is a Delaware limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an Agreement and Plan of Merger dated February 27, 2006, by and among SRKP 4, Inc. ("SRKP"), SRKP Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company ("MergerCo"), and Cougar, MergerCo merged with and into Cougar, with Cougar remaining as the surviving entity and a wholly owned operating subsidiary of SRKP. The Merger was effective as of April 3, 2006, upon the filing of a certificate of merger with the Delaware Secretary of State.

The Reporting Persons held shares of Cougar Common Stock and warrants to purchase Cougar Common Stock which were cancelled and the Reporting Persons received similar securities of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The shares of the Issuer subject to this Statement are held by the Reporting Persons solely for investment purposes.

                                                               Page 5 of 6 pages

Although the Reporting Persons have not formulated any other definitive plan, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this
Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

(a) and (b) Horizon beneficially owns 3,184,903 shares. Dr. Rosenwald beneficially owns 3,470,442 shares, consisting of the 3,184,903 shares held by Horizon and currently exercisable warrants held by Dr. Rosenwald to purchase 285,539 shares.

According to information provided by the Company, as of April 7, 2006, there are 4,607,105 shares of Common Stock outstanding. Accordingly, based upon this information Horizon is the beneficial owner of 69.13% of the outstanding shares of Common Stock and Dr. Rosenwald is the beneficial owner of 70.93% of the outstanding shares of Common Stock.

c.    TRANSACTIONS WITHIN THE LAST 60 DAYS

      Pursuant to an Agreement and Plan of Merger dated February 27, 2006, by and among SRKP, MergerCo and Cougar, MergerCo merged with and into Cougar, with Cougar remaining as the surviving entity and a wholly owned operating subsidiary of SRKP. The Merger was effective as of April 3, 2006, upon the filing of a certificate of merger with the Delaware Secretary of State.

      The Reporting Persons held shares of Cougar Common Stock and warrants to purchase Cougar Common Stock which were cancelled and the Reporting Persons received similar securities of the Issuer.

d.    Not applicable.

e.    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. EXHIBITS.

Exhibit 99.1 Agreement to Jointly File Schedule 13D

                                                               Page 6 of 6 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 13, 2006                /s/ Lindsay A. Rosenwald, M.D.
                                     --------------------------------------
                                     Lindsay A. Rosenwald, M.D.


                                     Horizon BioMedical Ventures, LLC


                                     By: /s/ Lindsay A. Rosenwald, M.D.
                                         -----------------------------------
                                         Lindsay A. Rosenwald, M.D.,
                                         Managing Member